PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN REPORTS RECORD PROFIT IN FOURTH QUARTER 2003

     MONTREAL, January 6, 2004 - Novamerican Steel Inc. (NASDAQ: TONS) announced today its financial results for the fourth quarter and the fiscal year ended November 29, 2003. This was the 24th consecutive profitable quarter for the Company. (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars, except per share and tons data)

	QUARTER ENDED
	November 29, 2003	November 30, 2002	Change

Net sales	$140,833	$121,880	$18,953	15.6%
Gross margin	24.0%	24.5%	-0.5%	-2.0%
Net income	$7,473	$7,265	$208	2.9%
Net income per share	$0.77	$0.75	$0.02	2.7%

Tons sold	238,013	209,473	28,540	13.6%
Tons processed	216,281	224,158	(7,877)	-3.5%
	454,294	433,631	20,663	4.8%
	YEAR ENDED
	November 29, 2003	November 30, 2002	Change
	(52 weeks)	(53 weeks)

Net sales	$507,067	$465,501	$41,566	8.9%
Gross margin	21.0%	24.6%	-3.6%	-14.6%
Net income	$13,081	$20,118	($7,037)	-35.0%
Net income per share	$1.35	$2.07	($0.72)	-34.8%

Tons sold	870,250	866,632	3,618	0.4%
Tons processed	794,011	737,198	56,813	7.7%
	1,664,261	1,603,830	60,431	3.8%

FOURTH QUARTER AND ANNUAL RESULTS

     Sales for the fourth quarter increased by $19.0 million, or 15.6%, to $140.8 million from $121.9 million for the same period in 2002.

     Sales for the year ended November 29, 2003 (52 weeks) increased by $41.6 million, or 8.9%, to $507.1 million from $465.5 million for the same period in 2002 (53 weeks).

     Tons sold and processed in the fourth quarter of 2003 increased by 20,663 tons, or 4.8%, to 454,294 tons from 433,631 tons in the fourth quarter of 2002.

     Tons sold and processed for the year ended November 29, 2003 increased by 60,431 tons, or 3.8%, to 1,664,261 tons from 1,603,830 tons for the same period in 2002.

     The gross margin for the fourth quarter 2003 decreased to 24.0% from 24.5% for the same period in 2002.

     The gross margin for the year ended November 29, 2003 decreased to 21.0% from 24.6% for the same period in 2002.

     Net income for the fourth quarter increased by $0.2 million, or 2.9%, to $7.5 million, or $0.77 per share, versus $7.3 million, or $0.75 per share, for the same period in 2002.

     Net income for the year ended November 29, 2003 decreased by $7.0 million, or 35.0%, to $13.1 million, or $1.35 per share, versus $20.1 million, or $2.07 per share for the same period in 2002.

OPERATIONS

     The year 2003 was highlighted by record sales, tons sold and tons processed. All operations reported a strong fourth quarter as demand in the North American economy continued to improve. The Company attributes these results to continued successful expansion and diversification into new products and new geographical and industrial markets.

OUTLOOK

     The Company is expecting continued strong demand through the first six months of 2004. Many customers are reporting healthy backlogs heading into 2004. Steel consuming industries such as energy, agriculture, mining, shipbuilding, automotive and construction are forecasting improved conditions to start the new year.

     Management believes that steel prices are likely to increase as the supply/demand balance shifts toward greater demand and that imports are not likely to impact the North American market significantly in the near term.

COMPANY DESCRIPTION

     Novamerican Steel Inc., based in Montreal, Canada with thirteen operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

     Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission.

CONTACTS

     For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. Visit us at www.novamerican.com.

     Conference call: Wednesday January 7, 2004 at 12:30 p.m. Please call 514-368-6455 for details.